PowerNova Technologies Corporation

(A Development Stage Company)

Financial Statements

(Expressed in Canadian dollars)

(Unaudited – Prepared by Management)

31 August 2008

NOTICE TO READER:

PowerNova Technologies Corporation Financial Statement at 31 August 2008 have not been reviewed by our Auditors, James Stafford, Chartered Accountants

PowerNova Technologies Corporation

(A Development Stage Company)

Balance Sheets

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	As at 31 August 2008	As at 31 May 2008 (Audited)
	$	$

Assets

Current
Cash and cash equivalents	32	209
Amounts receivable	2,041	1,632

	2,073	1,841

Property, plant and equipment (Note 5)	687	731

	2,760	2,572

Liabilities

Current
Accounts payable and accrued liabilities (Notes 6 and 12)	208,754	208,754
Due to related parties (Note 7)	197,772	189,182

	406,526	397,936
Shareholders’ deficiency
Capital stock (Note 9)
Authorized
50,000,000 of common shares without par value
Issued and outstanding
31 August 2008 – 40,965,175 common shares
31 May 2008 – 40,965,175 common shares	5,591,315	5,591,315
Contributed surplus (Note 9)	635,615	629,615
Warrants (Note 9)	68,175	68,175
Share subscriptions received in advance (Note 9)	46,670	46,670
Deficit, accumulated prior to the development stage	(4,446,180)	(4,446,180)
Deficit, accumulated during the development stage	(2,299,361)	(2,284,959)

	(403,766)	(395,364)

	2,760	2,572

Nature and Continuance of Operations (Note ), Commitments (Note 13) and

Reconciliation of Canadian and United States Generally Accepted Accounting Principles (Note 15)

On behalf of the Board:

Director

Director

Stuart Lew

Chris Tay

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Loss, Comprehensive Loss and Deficit

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 August 2008	For the three month period ended 31 August 2008	For the three month period ended 31 August 2007
		$	$

Expenses
General and administrative (Schedule 1)	(2,308,333)	14,402	7,033

Net loss before other item	(2,308,333)	(14,402)	(7,033)

Other item
Foreign exchange loss	(489)	-	-
Write-off of accounts payable (Notes 6 and 12)	159,085	-	1,115
Write-off of accounts receivable	(149,624)	-	-

Net loss and comprehensive loss for the period	(2,299,361)	(14,402)	(5,918)

Deficit, accumulated during the development stage, beginning of period	-	(2,284,959)	(2,228,893)

Deficit, accumulated during the development stage, end of period	(2,299,361)	(2,299,361)	(2,234,811)

Basic and diluted loss per share (Note 10)		(0.01)	(0.01)

Weighted average number of common shares outstanding (Note 10)		40,965,175	40,965,175

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 August 2008	For the three month period ended 31 August 2008	For the three month period ended 31 August 2007
		$	$

Cash flows from operating activities
Net loss for the period	(6,745,541)	(14,402)	(5,918)
Adjustments to reconcile loss to net cash used by operating activities
Amortization	38,550	44	59
Contributions to capital by related parties (Notes 8, 9 and 12)	635,615	6,000	587,615
Research and development	216,230	-	-
Write-off of accounts payable (Notes 6 and 12)	(159,085)	-	1,115
Write-off of accounts receivable	149,624	-	-
Changes in operating assets and liabilities
(Increase) decrease in amounts receivable	(151,665)	(409)	(55)
Increase in accounts payable	367,839	-	(3,424)
Increase (decrease) in due to related parties (Note 7)	197,772	8,590	(57,165)

	(5,450,661)	(177)	(3)

Cash flows used in investing activities
Increase in advances	(216,230)	-	-
Purchase of property, plant and equipment	(39,237)	-	-

	(255,467)	-	-

Cash flows from financing activities
Share subscriptions received in advance for cash	46,670	-	-
Issuance of common shares for cash	5,591,315	-	-
Share purchase warrants granted	68,175	-	-

	5,706,160	-	-

Increase (decrease) in cash and cash equivalents	32	(177)	(3)

Cash and cash equivalents (bank indebtedness), beginning of period	-	209	(1)

Cash and cash equivalents (bank indebtedness), end of period	32	32	(4)

Supplemental Disclosures with Respect to Cash Flows (Note 12)

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Statements of Changes in Shareholders’ Deficiency

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Number of shares issued	Share capital	Contributed surplus and share subscription received in advance	Share purchase warrants	Deficit accumulated prior to the development stage	Deficit accumulated during the development stage	Total shareholders’ deficiency
		$	$	$	$	$	$

Balance at 31 May 2004	40,965,175	5,591,315	45,360	9,600	(4,446,180)	(1,755,458)	(555,363)
Share purchase warrants granted (Note 9)	-	-	-	57,334	-	-	57,334
Share subscription received in advance (Note 9)	-	-	1,310	-	-	-	1,310
Net loss for the year	-	-	-	-	-	(221,534)	(221,534)

Balance at 31 May 2005	40,965,175	5,591,315	46,670	66,934	(4,446,180)	(1,976,992)	(718,253)
Share purchase warrants granted (Note 9)	-	-	-	1,241	-	-	1,241
Share subscription received in advance (Note 9)	-	-	-	-	-	-	-
Net loss for the year	-	-	-	-	-	(210,848)	(210,848)

Balance at 31 May 2006	40,965,175	5,591,315	46,670	68,175	(4,446,180)	(2,187,840)	(927,860)
Contributed services by related party (Notes 8, 9 and 12)	-	-	24,000	-	-	-	24,000
Net loss for the year	-	-	-	-	-	(41,053)	(41,053)

Balance at 31 May 2007	40,965,175	5,591,315	70,670	68,175	(4,446,180)	(2,228,893)	(944,913)
Contributed services by related party (Notes 8, 9 and 12)	-	-	605,615	-	-	-	605,615
Net loss for the year	-	-	-	-	-	(56,066)	(56,066)

Balance at 31 May 2008	40,965,175	5,591,315	676,285	68,175	(4,446,180)	(2,284,959)	(395,364)
Contributed services by related party (Notes 8, 9 and 12)	-	-	6,000	-	-	-	6,000
Net loss for the period	-	-	-	-	-	(14,402)	(14,402)

	40,965,175	5,591,315	682,285	68,175	(4,446,180)	(2,299,361)	(403,766)

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Schedule 1 – General and Administrative Expenses

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

	Cumulative amounts from the date of inception on 6 October 1986 to 31 August 2008	For the three month period 31 August 2008	For the three month period 31 August 2007
		$	$

Advertising and promotion	10,766	-	-
Amortization	38,550	44	59
Bank charges and interest	4,434	47	10
Consulting fees	21,514	-	-
Consulting fees to related parties	1,212,210	-	-
Filing and transfer agent fees	67,684	-	-
Investor relations	8,181	8,181	-
Legal and accounting fees	305,897	-	900
Management fees (Notes 8, 9 and 12)	40,500	4,500	4,500
Office and administration	38,735	-	-
Rent (Notes 8, 9 and 12)	107,587	1,500	1,500
Research and development	216,230	-	-
Salaries and benefits	195,747	-	-
Telephone	29,459	130	64
Travel and automobile	10,839	-	-

	2,308,333	14,402	7,033

The accompanying notes are an integral part of these financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

1.

Nature and Continuance of Operations

PowerNova Technologies Corporation (the “Company”) was incorporated on 6 October 1986 in British Columbia, Canada.  The Company’s shares were listed on the TSX Venture Exchange and the Company was suspended from trading on 20 June 2003.

The Company is in the development stage and commenced its current development stage during the year ended 31 May 2000.  The Company is in the business of acquiring and developing hydrogen production technology.

The Company’s financial statements as at 31 August 2008 and for the period then ended have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business.  The Company has a loss of $14,402 for the three month period ended 31 August 2008 (31 August 2007 – loss of $5,918) and has working capital deficiency of $404,453 at 31 August 2008 (31 August 2007 – $364,123).

Management cannot provide assurance that the Company will ultimately achieve profitable operations or become cash flow positive, or raise additional debt and/or equity capital.  Management believes that the Company’s capital resources should be adequate to continue operating and maintaining its business strategy during the fiscal year ended 31 May 2009.  However, if the Company is unable to raise additional capital in the near future, due to the Company’s liquidity problems management expects that the Company will need to curtail operations, liquidate assets, seek additional capital on less favorable terms and/or pursue other remedial measures.  These financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

2.

Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These policies conform, in all material respects, with accounting principles generally accepted in the United States of America (“United States GAAP”), except as described in Note 15.  Outlined below are those policies considered particularly significant.

Basis of presentation

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles applicable to development stage enterprises, and are expressed in Canadian dollars.  The Company’s fiscal year end is 31 May.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

Property, plant and equipment

Property, plant and equipment are recorded at cost and are amortized using the declining balance method at the following annual rate, with half the rate being applied in the year of acquisition:

Computer equipment	30%	declining balance
Equipment	20%	declining balance

Income taxes

Future income tax assets and liabilities are determined based on temporary differences between the accounting and the tax bases of the assets and liabilities and for loss carry forwards, and are measured using the tax rates expected to apply when these differences reverse.  A valuation allowance is recorded against any future income tax asset if it is not more likely than not that the asset will be realized.  As at 31 August 2008, the Company’s net future income tax assets are fully offset by a valuation allowance.

Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period.  The treasury stock method is used for determining the dilutive effect of options and warrants issued in calculating diluted earnings per share.  Under this method, the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon the exercise of options, warrants and similar instruments.  It assumes that the proceeds would be used to purchase common shares at the average market price during the year.  For the years presented, this calculation proved to be anti-dilutive.

Foreign currency translation

The Company’s functional and reporting currency is in Canadian dollar.  Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date.  Non-monetary assets and liabilities are translated into Canadian dollars at their applicable historical rates.  Revenues and expenses are translated at rates prevailing at the date of the transaction except for amortization, which is translated at historical rates.  Exchange gains and losses from the translation of foreign currencies are recognized in the period in which they occur.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reporting period.  Actual results could differ from these estimates.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

Recent Accounting Pronouncements

In June 2007, the Canadian Institute of Chartered Accountants (“CICA”) issued new Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace Section 3062, “Goodwill and Intangible Assets”.  The new standard established revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The new standard also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred.  The new standard applies to annual and interim financial statements relating to fiscal years beginning on or after 1 October 2008.  The Company is currently assessing the impact of these new accounting standards on its financial statements.

Comparative figures

Certain comparative figures have been adjusted to conform to the current period’s presentation.

3.

Changes in Accounting Policies and Presentation

a)

Financial Instrument Standards

Effective 1 June 2007, the Company adopted the new CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”; Section 3865, “Hedges”; Section 1530, “Comprehensive Income”; and Section 3861, “Financial Instruments – Disclosure and Presentation” (the “Financial Instrument Standards”).  Effective 1 June 2008, the Company adopted the new CICA Handbook Section 3862, “Financial Instruments – Disclosures” and Section 3863, “Financial Instruments – Presentation” which replace existing Section 3861, “Financial Instruments – Disclosure and Presentation”, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

The Financial Instrument Standards require that adjustments to the carrying value of financial assets and liabilities be recorded within retained earnings or, in the case of available-for-sale assets, accumulated other comprehensive income on transition.

The principal changes resulting from the adoption of the Financial Instrument Standards are as follows:

Financial Assets and Financial Liabilities

Under the new standards, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as held-to-maturity, loans and receivables, available-for-sale or held-for-trading, as described below.  The classification is not changed subsequent to initial recognition.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

Held-to-Maturity and Loans and Receivables

Financial instruments that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Loans and receivables are measured at amortized cost using the effective interest method.

Available-for-Sale

Financial assets classified as available-for-sale are carried at fair value (where determinable based on market prices of actively traded securities) with changes in fair value recorded in other comprehensive income.  Available-for-sale investments are written down to fair value through earnings whenever it is necessary to reflect an other-than-temporary impairment.  Transaction costs that are directly attributable to the acquisition or issue of a financial asset or financial liability are added to its fair value.

Held-for-Trading

Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  These instruments are measured at fair value with the change in the fair value recognized in income.

Derivatives and Hedge Accounting

The Company does not hold or have any exposure to derivate instruments and accordingly is not impacted by CICA Handbook Section 3865, “Hedges”.

Comprehensive Income

Comprehensive income is composed of the Company’s earnings and other comprehensive income.  Other comprehensive income includes unrealized gains and losses on available-for-sale investments, foreign currency translation gains and losses on the net investment in self-sustaining operations and changes in the fair market value of derivate instruments designated as cash flow hedges, all net of income taxes.  Cumulative changes in other comprehensive income are included in accumulated other comprehensive income which is presented (if applicable) as a new category in shareholders’ equity.

b)

Capital Disclosures

Effective 1 June 2007, the Company adopted the new CICA Handbook Section 1535, “Capital Disclosures” which requires the disclosure of both qualitative and quantitative information that provides users of financial statements with information to evaluate the Company’s objectives, policies and procedures for managing capital.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

c)

General Standards of Financial Statement Presentation

Effective 1 June 2008, the Company adopted the amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”.  Section 1400 has been amended to include requirements to assess and disclose an entity’s ability to continue as a going concern.  Management shall make an assessment of an entity’s ability to continue as a going concern.  When management is aware, in making its assessment, of material uncertainties related to events or conditions that may cast doubt upon the entity’s ability to continue as a going concern, those uncertainties shall be disclosed.  When financial statements are not prepared on a going concern basis, that fact shall be disclosed, together with the basis on which the financial statements are prepared and the reason why the entity is not regarded as a going concern.

4.

Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to related parties.  The carrying value of the financial instruments is approximate fair value due to their short term to maturity.  These fair value estimates are subjective in nature and involve uncertainties and matters of significant judgment, and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect these estimates.  The Company does not utilize derivative instruments in the management of foreign exchange, commodity price or interest rate market risks.

Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risk arising from these financial instruments.

The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

5.

Property, Plant and Equipment

			Net book value
	Cost	Accumulated amortization	31 August 2008	31 May 2008 (Audited)
	$	$	$	$

Computer equipment	5,366	(5,094)	272	294
Equipment	2,548	(2,133)	415	437

	7,914	(7,227)	687	731

During the three month period ended 31 August 2008, total additions to property, plant and equipment were $Nil (31 May 2008 - $Nil).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

6.

Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities are non-interest bearing, unsecured and have settlement dates within one year.

During the three month period ended 31 August 2008, the Company wrote off accounts payable balances in the amount of $Nil (31 May 2008 - $Nil, 31 August 2007 - $1,115) related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that a formal claim will not be made against the Company for some or all of these balances in the future (Note 12).

7.

Due to Related Parties

Amounts due to related parties are non-interest bearing, unsecured and have no fixed terms of repayment.

As at 31 August 2008, the amounts due to related parties include $197,772 (31 May 2008 - $189,182, 31 August 2007 - $171,139) due to shareholders of the Company and/or officers-directors of the Company.

8.

Related Parties Transactions

During the three month period ended 31 August 2008, the Company entered into the following transactions with related parties:

i.

Paid or accrued consulting fees of $Nil (31 May 2008 - $Nil, 31 August 2007 - $Nil) to a director of the Company.

ii.

Paid or accrued consulting fees of $Nil (31 May 2008 - $Nil, 31 August 2007 - $Nil) to a director of the Company.

iii.

Paid or accrued consulting fees of $Nil (31 May 2008 - $Nil, 31 August 2007 - $Nil) to a director of the Company.

The amounts charged to the Company for the services provided have been determined by negotiation among the Company and the related parties, and in certain cases, are covered by signed agreements.  It is the position of the management of the Company that these transactions were in the normal course of operations and were measured at the exchange value which represented the amount of consideration established and agreed to by the related parties.

During the three month period ended 31 August 2008, officers and directors of the Company made contributions to capital for management fees in the amount of $4,500 (31 May 2008 - $18,000, 31 August 2007 - $4,500) and rent in the amount of $1,500 (31 May 2008 - $6,000, 31 May 2006 - $1,500) (Notes 9 and 12).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

9.

Capital Stock

i.

Authorized

The total authorized capital is 50,000,000 common shares without par value.

ii.

Issued and outstanding

The total issued and outstanding capital stock is 40,965,175 common shares without par value.

iii.

Share subscriptions received in advance

As at 31 August 2008 and 31 May 2008, the Company had received $46,670 related to the exercise of 259,276 share purchase warrants for which the Company had not issued the corresponding 259,276 common shares at 31 August 2008 (Notes 9.v, 10 and 13).

iv.

Stock options

There are no stock options issued and outstanding as at 31 August 2008.

v.

Share purchase warrants

The following share purchase warrants were outstanding at 31 August 2008:

	Exercise price	Number of warrants	Expiry Date
	$

Warrants	1.00	170,335	15 August 2010
Warrants	1.00	1,725,773	9 October 2010
Warrants	0.18	2,190,724	9 October 2010

		4,086,832

The 1,725,773 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $1.00 per share.  The 2,190,724 share purchase warrants expiring on 9 October 2010 can be converted into one common share of the Company at $0.18 per share. During the year ended 31 May 2007, the Company amended the expiry dates of these share purchase warrants to 9 October 2010 from 9 October 2006.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

The 170,335 share purchase warrants expiring on 15 August 2010 can be converted into one common share of the Company and one share purchase warrant which entitles the holder to acquire an additional common share of the Company at a price of $1.00 per common share.  During the year ended 31 May 2007, the Company amended the expiry date of these share purchase warrants outstanding to 15 August 2010 from 15 August 2007.

The 1,725,773 and 2,190,724 share purchase warrants outstanding at 31 August 2008 excludes share purchase warrants which were exercised prior to 31 August 2008 but the corresponding common shares were not issued by the Company at 31 August 2008.  The funds received by the Company related to the exercise of these 259,276 share purchase warrants have been recorded as share subscriptions received in advance (Notes 9.iii and 10).

A summary of outstanding share purchase warrants is as follows:

	Number of share purchase warrants	Weighted average exercise price
$

Outstanding and exercisable at 31 May 2006	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2007	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 May 2008	4,086,832	0.56

Granted	-	-
Exercised	-	-
Expired	-	-

Outstanding and exercisable at 31 August 2008	4,086,832	0.56

During the three month period ended 31 August 2008, the Company granted a total of Nil share purchase warrants for cash proceeds of $Nil (31 May 2008, the Company granted a total of Nil share purchase warrants for cash proceeds of $Nil, 31 May 2007, the Company granted a total of Nil share purchase warrants for cash proceeds of $Nil).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

vi.

During the three month period ended 31 August 2008, officers and directors of the Company made contributions to capital for management fees in the amount of $4,500 (31 August 2008 - $18,000, 31 August 2007 - $4,500) and rent in the amount of $1,500 (31 May 2008 - $6,000, 31 August 2007 - $1,500) (Notes 8 and 12).

10.

Loss Per Share

	For the year ended 31 August 2007
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the	(17,497)

Basic Loss per Share
Loss allocated to common shareholders	(17,497)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per Share
Loss allocated to common shareholders with assumed conversions	(17,497)	40,965,175	(0.01)

	For the year ended 31 May 2008
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the year	(56,066)

Basic Loss per Share
Loss allocated to common shareholders	(56,066)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per Share
Loss allocated to common shareholders with assumed conversions	(56,066)	40,965,175	(0.01)

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

	For the three month period ended 31 August 2008
	Loss (Numerator)	Shares (Denominator)	Per Share Amount

Net loss for the period	(14,402)

Basic Loss per Share
Loss allocated to common shareholders	(14,402)	40,965,175	(0.01)

Effect of Dilutive Securities
Warrants	-	-

Diluted Loss per Share
Loss allocated to common shareholders with assumed conversions	(14,402)	40,965,175	(0.01)

Share purchase warrants which were exercised by the share purchase warrant holders but the related common shares were not issued at 31 August 2008, 31 May 2008 and 31 August 2007 have not been included in the computation of diluted loss per share because, due to the loss position of the Company, the effect of issuing these common shares would be antidilutive (Note 9.iii).

All share purchase warrants outstanding at 31 August 2008 were not included in the computation of diluted loss per share because, due to the loss position of the Company, the effect of exercising of all the share purchase warrants would be antidilutive. These share purchase warrants were still outstanding as at 31 August 2008 (Note 9.v).

11.

Income Taxes

Provision for income taxes

The provision for (recovery of) income taxes differs from the amount that would have resulted by applying Canadian federal and provincial statutory tax rates of 31.50% (31 May 2008 – 31.50%, 31 May 2007 – 32.49%).

	For the three month period ended 31 August 2008	For the year ended 31 May 2008	For the three month period ended 31 August 2007
	$	$	$

Net loss before income taxes	(14,402)	(56,066)	(5,918)

Income tax recovery at statutory rates	4,537	17,661	1,923
Adjustments to benefits resulting from:
Amortization	(14)	(74)	(19)
Contributed services by related parties	(1,890)	(190,768)	(1,949)
(Unrecognized) benefits of non-capital losses	(2,633)	173,181	(45)

Future income tax recovery	-	-	-

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

Future tax balances

The tax effects of temporary differences that give rise to future income tax assets and liabilities are as follows:

	As at 31 August 2008	As at 31 May 2008	As at 31 August 2007
	$	$	$

Future tax assets:
Non-capital loss carryforwards	348,009	345,376	394,764
Plant, property and equipment	774	760	833

	348,783	346,136	395,597

Less: valuation allowance	(348,783)	(346,136)	(395,597)

Actual income taxes	-	-	-

As at 31 August 2008, the Company had available for deduction against future taxable income, non-capital losses of approximately $1,104,790.  The potential income tax benefit of these losses has been offset by a full valuation allowance.  The losses expire as follows:

Year	Amount
$

2008	-
2009	138,480
2010	256,309
2014	249,879
2015	220,954
2016	212,540
2017	18,271
2018	8,358

12.

Supplemental Disclosures with Respect to Cash Flows

	For the three month period ended 31 August 2008	For the year ended 31 May 2008	For the three month period ended 31 August 2007
	$	$	$

Cash paid during the year for interest	-	-	-
Cash paid during the year for income taxes	-	-	-

During the three month period ended 31 August 2008, the Company wrote off accounts payable balances in the amount of $Nil (31 May 2008 - $Nil, 31 August 2007 - $1,115) related primarily to its prior business that had remained unpaid for several years without any claims being made by these creditors against the Company.  Management does not consider that these amounts are payable although there is no assurance that a formal claim will not be made against the Company for some or all of these balances in the future (Note 6).

During the three month period ended 31 August 2008, officers and directors of the Company made contributions to capital for management fees in the amount of $4,500 (31 August 2008 - $18,000, 31 August 2007 - $4,500) and rent in the amount of $1,500 (31 May 2008 - $6,000, 31 August 2007 - $1,500) (Notes 8 and 9).

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

13.

Commitments

Pursuant to an agreement effective June 2003 and amending agreements to March 2005, the Company acquired the patents pending and exclusive rights to the title of the Alkane and Alkane Group Dehydrogenation with Organometallic Catalysts from two individuals who became directors of the Company.  As consideration, the Company issued 20,000,000 common shares and reserved for issuance to these two directors an aggregate of 9,000,000 common shares upon the Company achieving revenues of US$10,000,000 as direct result of the commercialization of the technology rights.

The Company is committed to issuing 259,276 common shares of the Company related to share subscriptions received in advance of $46,670 (Note 9.iii).

On 14 July 2005, the Company issued 3,000 special warrants for total proceeds of $1,241 while a cease trade order was issued against the Company on 26 October 2004.  The Company is currently in the process of having these special warrants rescinded on the basis that these special warrants should not be granted.

14.

Capital Disclosure

The capital structure of the Company consists of equity attributable to common shareholders, comprising of issued capital and deficit.  The Company’s objectives when managing capital are to: (i) preserve capital, (ii) obtain the best available net return, and (iii) maintain liquidity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic condition and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents and investments.

The Company’s policy is to invest its excess cash in highly liquid, fully guaranteed, bank sponsored instruments.

15.

Reconciliation of Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian GAAP.  Except as set out below, these financial statements also comply, in all material respects, with United States GAAP.

i.

Comprehensive income

SFAS No. 130, “Reporting Comprehensive Income”, establishes standards for the reporting and display of comprehensive income and its components (revenues, expenses, gains and losses).  SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in the financial statements for the Company.  There are no differences between net loss and comprehensive loss for the three month period ended 31 August 2008, year ended 31 May 2008 and three month period ended 31 August 2007.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

ii.

Accounting for impairment of long-lived assets and for long-lived assets to be disposed of

For United States reporting purposes, the Company has adopted SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”.  In the event that facts and circumstances indicate that the carrying amount of an asset may not be recoverable and an estimate of future and undiscounted cash flows is less than the carrying amount of the asset, an impairment loss will be recognized.  Application of SFAS No. 144 would not have a material effect on these financial statements.

iii.

Income taxes

Under United States GAAP, deferred income tax assets and liabilities are revalued for all enacted changes in tax rates.  Under Canadian GAAP, deferred income tax assets and liabilities are revalued for all enacted or substantially enacted changes in tax rates.  The difference between Canadian GAAP and United States GAAP would not have a material effect on these financial statements.

iv.

Recent pronouncements

In May 2008, the Financial Accounting Standards Board (the “FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 163, “Accounting for Financial Guarantee Insurance Contracts – an interpretation of FASB Statement No. 60” (“SFAS No. 163”).  SFAS No. 163 provides enhanced guidance on the recognition and measurement to be used to account for premium revenue and claim liabilities and related disclosures and is limited to financial guarantee insurance (and reinsurance) contracts, issued by enterprises included within the scope of FASB Statement No. 60, “Accounting and Reporting by Insurance Enterprises”.  SFAS No. 163 also requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation.  SFAS No. 163 is effective for financial statements issued for fiscal years and interim periods beginning after 15 December 2008, with early application not permitted.  The Company does not expect SFAS No. 163 to have an impact on its consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles” (“SFAS No. 162”).  SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) for nongovernmental entities.  Prior to the issuance of SFAS No. 162, GAAP hierarchy was defined in the American Institute of Certified Public Accountants (“AICPA”) Statement on Auditing Standards No. 69, “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles” (“SAS No. 69”).  SAS No. 69 has been criticized because it is directed to the auditor rather than the entity.  SFAS No. 162 addresses these issues by establishing that the GAAP hierarchy should be directed to entities because it is the entity, not its auditor, that is responsible for selecting accounting principles for financial statements that are presented in conformity with GAAP.  SFAS No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.  The Company does not expect SFAS 162 to have a material effect on its consolidated financial statements.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133” (“SFAS No. 161”).  SFAS No. 161 is intended to improve transparency in financial reporting by requiring enhanced disclosures of an entity’s derivative instruments and hedging activities and their effects on the entity’s financial position, financial performance, and cash flows.  SFAS No. 161 applies to all derivate instruments within the scope of SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”).  It also applies to non-derivative hedging instruments and all hedged items designated and qualifying as hedges under SFAS No. 133.  SFAS No. 161 is effective prospectively for financial statements issued for fiscal years beginning after 15 November 2008, with early application encouraged.  The Company is currently evaluating the new disclosure requirements of SFAS 161 and the potential impact on the Company’s financial statements.

PowerNova Technologies Corporation

(A Development Stage Company)

Notes to Financial Statements

(Expressed in Canadian Dollars)

(Unaudited – Prepared by Management)

31 August 2008

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS No. 141(R)”). SFAS No. 141(R) establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS No. 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS No. 141(R) is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 141(R) on its consolidated results of operation and financial condition.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of Accounting Research Bulletin No. 51 (“SFAS No. 160”).”  SFAS No. 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated.  SFAS No. 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.  SFAS No. 160 is effective for fiscal years beginning after 15 December 2008.  The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on its consolidated results of operation and financial condition.